

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 25, 2014

<u>Via E-mail</u>
Mr. Paul G. Boynton
Chairman, President, and Chief Executive Officer
Rayonier Holding Company
1301 Riverplace Boulevard
Jacksonville, FL 32207

      Re: Rayonier Holding Company
              Registration Statement on Form 10
              Filed January 29, 2014
              File No. 1-36285

Dear Mr. Boynton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including information regarding management, the compensation discussion and analysis, security ownership of certain beneficial owners and management, the amount of cash transfers that SpinCo will make to Rayonier before the distribution, and key terms of the various agreements SpinCo will enter into with Rayonier in connection with the separation and distribution. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10.

2. Please note that in accordance with Section 12(d) of the Exchange Act, this Form 10 registration statement filed pursuant to Section 12(b) of the Act will become effective 30 days after the Commission receives certification from the New York Stock Exchange that the company's listing application has been approved.

Exhibit 2.1

3. Include by footnote or otherwise an agreement to furnish a copy of any omitted schedule or exhibit to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Exhibit 10.1

4. We note that you did not file Schedule 1 which is referenced in the definition of "Provider" on page 3 of the Transition Services Agreement. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments to an exhibit. Please refile the exhibit with Schedule 1 and any other attachments, schedules, or exhibits.

Exhibit 99.1

Preliminary Information Statement

General

5. We note your use of various industry and scientific statistics throughout the Information Statement, including, for example, the charts shown on pages nine, 55 and 56. In addition, we note other statements regarding SpinCo's position in the industry, such as the statement on page 9 that SpinCo believes it is "the industry leader" and the statements on pages 59 and 60 regarding SpinCo's belief or estimates on its position in each of its key product lines as well as estimates of global capacity for both cellulose specialties and commodity viscose. These are just examples. Please revise your disclosure to clearly identify the source(s) relied upon and the basis for management's belief.

6. Please provide updated financial statements and related disclosures as required by Rule 3-12(d) of Regulation S-X.

7. Please be advised we may have additional comments when items that are currently blank are completed.

8. Please provide us your analysis for determining the accounting spinnor and spinnee based on the guidance in ASC 505-60-25-8.

Questions and Answers About the Separation and Distribution, page 1

What are the conditions to the distribution?, page 2

9. Please disclose here and on page 40 that Rayonier may waive any of the conditions to the distribution.

Information Statement Summary, page 7
Rayonier Holding Company, page 7

10. We note here, and throughout your filing, you disclose non-GAAP financial measures without equal or more prominent disclosure of the most directly comparable GAAP measure. Please revise your disclosures to comply with Item 10(e) of Regulation S-K.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 17

11. Please revise your statement of cash flow data to also present cash provided by/used for financing activities.

Long-term relationships with financially strong, global customers, pages 11 and 58; SpinCo is dependent on a relatively few large customers…, page 19

12. We note the disclosure that SpinCo's five largest customers account for 70% of its sales. We note also the disclosure in Note 4 to the financial statements on page F-10 that four customers in 2012 and three customers in 2011 and 2010 each represented more than 10% of SpinCo's sales. Disclose the name of each customer and its relationship with SpinCo where sales to the customer are made in an aggregate amount equal to 10% or more of SpinCo's consolidated revenues and the loss of the customer would have a material adverse effect. See Item 101(c)(1)(vii) of Regulation S-K. Additionally, please file any contracts with such customers as exhibits to the registration statement on Form 10, or tell us why you do not believe that you are required to do so. See Item 601(b)(10) of Regulation S-K.

The industry in which SpinCo operates is highly competitive, page 19

13. We note your disclosure on page 66 that due to market conditions and additional cellulose capacity, you expect cellulose specialties prices to decrease 7% to 8% in 2014. Please revise this risk factor, or add a separate risk factor as appropriate, to discuss the potential material

impact to your results of operations as a result of the decrease in cellulose prices. Please also revise your summary to reflect any material risks that may result from such decreases.

SpinCo's business is exposed to risks associated with the cyclicality of the business of certain of its customers . . ., page 19

14. Please revise your disclosure to explain any material impact on your historical financial condition that has resulted from the reduction, delay or cancellation of customer orders.

Future tobacco legislation …., page 22

15. Please quantify the percentage of your sales to the cigarette industry over each of the last three years. Please also quantify and disclose any data you have related to changes in sales for the cigarette industry, in general, during those periods.

Many contracts, which will need to be assigned from Rayonier or its affiliates . . ., page 30

16. We note that certain contracts to be assigned from Rayonier to SpinCo will require the contractual counterparty's consent and may result in the counterparty seeking more favorable terms. Please revise this risk factor to explain when you anticipate that the assignment of such contracts will be completed. To the extent that any contracts to be assigned are material to SpinCo's business, please highlight any material risk of obtaining the consent of the contractual counterparties for such contracts.

Unaudited Pro Forma Condensed Combined Financial Statements, page 45
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 49

Note (d)

17. Please explain the $11 million and $37 million pro forma adjustments to other assets and transfers to Rayonier, net, respectively that appear in the discontinued operations column. Also, please explain to us why these assets and the environmental liabilities are not included in the historical financial statements of Rayonier Holdings Company.

Business, page 54

General

18. Please disclose the importance and duration of any material patents, trademarks, or trade secrets. See Item 101(c)(1)(iv) of Regulation S-K.

19. Please identify your significant customers as required by Item 101(c)(1)(vii) of Regulation S-K.

20. To the extent material, please disclose the amount spent during each of the last three fiscal years on company-sponsored research and development activities, including the amount spent on customer-sponsored research activities. See Item 101(c)(1)(xi) of Regulation S-K.

Business Strategies, page 57

21. We note your statement that SpinCo's research and development capabilities give it a competitive advantage and result in a "premium price" for its products. Please revise your disclosure to explain how you define a "premium price."

Raw Materials and Energy, page 61; Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

22. We note the disclosure that SpinCo's manufacturing processes require significant amounts of chemicals and that these chemicals are purchased under negotiated supply agreements with third parties. To the extent that any of these agreements is a contract upon which your business is substantially dependent, please disclose the principal terms of any such agreement and file the agreement as an exhibit to the registration statement on Form 10. See Item 601(b)(10) of Regulation S-K.

Legal and Regulatory Proceedings, page 63

23. We note that you received the 60 day letter from the Altamaha Riverkeeper in November 2013, and that the sixty day period has now expired. Please update the status of this matter, including whether the Altamaha Riverkeeper has filed a lawsuit against SpinCo.

Properties, page 63

24. Please file the lease agreement for SpinCo's corporate headquarters in Jacksonville, Florida as an exhibit to the registration statement on Form 10, or tell us why you do not believe that you are required to do so. See Item 601(b)(10) of Regulation S-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Executive Summary, page 64

25. We note your disclosure regarding the qualification process for the converted production line that was restarted in July 2013. Please more fully disclose and discuss the expected timing and anticipated costs associated with the qualification process.

26. Please clarify whether the expected 2014 sale volumes of approximately 520,000 to 540,000 metric tons that you disclose are net or gross of the 2014 reduced production volumes of approximately 35,000 to 40,000 metric tons that you also disclose.

Critical Accounting Policies, page 66
Depreciation of Long-Lived Assets, page 66

27. Please expand your disclosure to address how and at what level you evaluate the recoverability of property, plant, and equipment and the material assumptions you use in such evaluations.

28. Please clarify how you determined the total units of production you used to calculate depreciation expense during each period presented and disclose the percentage of total depreciation expense related to performance fiber mill assets during each period presented.

Results of Operations, Nine Months Ended September 30, 2013 versus September 30, 2012, page 69
Results of Operations, 2012 versus 2011, page 69
Results of Operations, 2011 versus 2010, page 70

29. We note that throughout this section you attribute the fluctuations in sales to changes in price and volumes, and provide general reasons for such changes, such as "timing of customer orders" or "higher wood and production costs." Please revise your disclosure in this section to specifically explain how these factors impacted results. For example, please explain how the timing of customer orders impacted volume for the nine months ended September 30, 2013, such as whether this impact was due to orders from one large customer or multiple smaller customers, and whether you believe the timing of customer orders may impact operations in future periods. Please also quantify the impact of each individual business reason on the overall change, where practicable.   See Item 303 of Regulation S-K and SEC Release No. 33-8350.

30. Please provide a more comprehensive discussion and analysis of the reasons for changes in the factors that impacted your results between all comparative periods presented. In this regard, please:

- Explain the reason(s) for changes in prices and volumes sold during each period presented and disclose and discuss changes in the average net selling prices of cellulose specialties during each period;

- Discuss the most significant components of cost of sales and the percentage of cost of sales attributable to each component. Also, please disclose and discuss the reasons for any significant fluctuations in cost of sales between comparative periods. To the extent there were material fluctuations in raw material costs or energy commodity prices during the periods presented, please address your ability to pass along such fluctuations to your customers;

- Quantify and discuss the reasons for changes in gross margin percentage between comparative periods;

- Clarify your disclosure that the increase in selling, general and administrative expenses from 2010 to 2011 was primarily due to higher pension and postretirement plan costs with the disclosures in note 16 to your financial statements that appear to indicate such costs declined from 2010 to 2011; and

- Expand your income tax provision narratives to quantify and discuss the reasons for significant differences between your effective tax rates and statutory tax rates during each period presented, including the reasons for differences in the impact of your tax benefits. In addition, please address your expectations regarding effective tax rates subsequent to the spin-off.

Liquidity and Capital Resources, page 71

31. Please revise your disclosure in this section to explain and quantify the specific proceeds from and distributions to Rayonier.

Performance Indicator, page 72

32. We note you present a measure you identify as "free cash flow"; however, we note you adjust this measure for items in addition to what is commonly defined as free cash flow (i.e. operating cash flows less capital expenditures). Please revise the title of the measure you present.

Contractual Financial Obligations, page 74

33. It appears that footnotes (a), (b), and (c) do not correspond with the corresponding labels in the table. Please revise or advise.

34. We note your reference to "Interfor" in footnote (c). Please revise to explain the identity of and your relationship with Interfor. To the extent that your purchase obligations with Interfor represent material contracts pursuant to Item 601(b)(10) of Regulation S-K, please file such contracts as exhibits to the registration statement on Form 10.

Quantitative and Qualitative Disclosure About Market Risk, page 76

35. We note your disclosure that "a significant majority of SpinCo's cellulose specialty fibers are under long-term volume contracts that extend through 2013 to 2017". Please address when and how often the pricing provisions change under these long-term contracts. Also, please address if you have entered into any material raw material purchase contracts, including if you historically, or intend to in the future, purchase raw materials from your parent or any related party.

Material U.S. Federal Income Tax Consequences, page 94

36. Please disclose in this section, to the extent accurate, that Rayonier may waive the conditions that it receives a private letter ruling from the Internal Revenue Service and a tax opinion from outside counsel.

Description of Material Indebtedness, page 97

37. We note that SpinCo anticipates entering into various debt agreements, including a term loan and revolving credit facility. Please file such agreements as exhibits to the registration statement on Form 10.

Description of Rayonier Holding Company's Capital Stock, page 99

38. We note that the summary of the material terms of SpinCo's capital stock is qualified by reference to the applicable provisions of Delaware law. You may not qualify disclosure by reference to information outside the information statement. See Rule 12b-23 under the Exchange Act. Please revise.

Exclusive Forum, page 102

39. We note your disclosure that under your amended and restated certificate of incorporation the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative

action or proceeding. Please disclose that it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage lawsuits against your officers and directors.

<u>Where You Can Find More Information, page 103</u>

40. We note the "not necessarily complete' language. Clarify that statements made in the information statement about the contents of any contract or other document filed as an exhibit to the registration statement on Form 10 include the material provisions of the contract or other document.

<u>Audited Combined Financial Statements of Rayonier Holding Company, page F-1</u>

<u>Combined Balance Sheets, page F-3 and page F-28</u>

41. Please reflect the intended distribution to the parent on a pro forma basis alongside your most recent historical balance sheet.

<u>1. Separation and Basis of Presentation, page F-5 and page F-30</u>
<u>Basis of Presentation, page F-5 and page F-30</u>

42. For each period a statement of income is required, please disclose management's estimate of what expenses would have been on a stand-alone basis, to the extent practicable, as required by SAB Topic 1:B:1 question 2.

<u>3. Summary of Significant Accounting Policies, page F-7</u>
<u>Financial Instruments, page F-8</u>

43. Based on your apparent use of financial instruments, please explain to us why no quantitative disclosures are required.

<u>9. Net Investment, page F-14</u>
<u>7. Net Investment, page F-33</u>

44. For each period presented, please present an analysis of the intercompany account by providing , on a gross basis, a listing of transactions between SpinCo and the parent, as well as the average balances due to/from the parent as required by SAB Topic 1:B:1 question 4.

<u>17. Quarterly Results for 2012 and 2011, page F-25</u>

45. Please revise your table to disclose gross profit for each full quarter or costs of sales, to enable a reader to compute gross profit.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Exchange Act and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
David K. Lam, Esq.

Mr. Paul G. Boynton
Rayonier Holding Company
February 25, 2014
Page 11

Wachtell, Lipton, Rosen & Katz
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